UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 17, 2022

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39915	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41/F Gloucester Tower, 15 Queen’s Road Central Hong Kong	000000
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 3767 5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PV WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	PV.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, on March 23, 2022, Primavera Capital Acquisition Corporation, a Cayman Islands exempted company (“PCAC”), entered into a Business Combination Agreement (the “BCA”) by and among (i) PCAC, (ii) Lanvin Group Holdings Limited, a Cayman Islands exempted company (“LGHL”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LHGL, (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LGHL, and (v) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company (“Lanvin Group”).

On October 17, 2022, the aforementioned parties entered into an amendment to the BCA (“Amendment No. 1”) to, amongst other matters, (i) change the “Price per Company Share” from US$3.365773 to US$2.6926188 and (ii) provide that the US$50 million equity investment by Meritz Securities Co., Ltd. pursuant to a share subscription agreement with Lanvin Group and LGHL in respect of shares of Lanvin Group, which was executed on October 16, 2022 (the “Meritz Investment”), will be deemed part of the “Private Placement” under the BCA and, accordingly, its proceeds will count towards satisfaction of the minimum cash condition for closing the business combination.

The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by the terms and conditions of Amendment No. 1, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On October 17, 2022, Lanvin Group issued a press release, announcing certain information regarding Lanvin Group’s financial results for the six month period ended June 30, 2022 and other business updates, including the Meritz Investment, expected new equity investments in connection with the business combination described herein, and revision of the pre-money equity valuation of Lanvin Group from US$1.25 billion to US$1 billion. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

Additionally, attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an investor presentation related to the transactions contemplated by the BCA, which contains updates to the previously filed investor presentation on PCAC’s Current Report on Form 8-K, dated May 5, 2022, and will be used in discussions with investors and others from time to time.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The New York Stock Exchange following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics

Certain financial information and data contained in this communication is unaudited.

Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or LGHL with the SEC. This communication includes certain financial measures (including on a forward-looking basis) not in accordance with the International Financial Reporting Standards (“IFRS”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors.

However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the SEC which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

After the Registration Statement has been declared effective, PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in LGHL’s proxy statement/prospectus when it is filed with the SEC. You can find more information about PCAC’s directors and executive officers in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully, when available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Websites

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to the Business Combination Agreement, dated as of October 17, 2022

99.1	Press Release dated October 17, 2022

99.2	Investor Presentation, dated October 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2022

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
Tong Chen
Chief Executive Officer and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated October 17, 2022, to the Business Combination Agreement (as defined below), is made by and among:

(1)	Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”);

(2)	Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”);

(3)	Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”);

(4)	Lanvin Group Heritage I Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and

(5)	Lanvin Group Heritage II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”)

SPAC, the Company, PubCo, Merger Sub 1 and Merger Sub 2 are hereinafter referred to as the “Parties” and each a “Party”. Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Business Combination Agreement.

RECITALS

WHEREAS, the Parties entered into a Business Combination Agreement, dated March 23, 2022 (as may be amended, supplemented, modified and varied in accordance with the terms therein from time to time, the “Business Combination Agreement”), pursuant to which the Parties intend to effect a business combination transaction on the terms and subject to the conditions set forth therein;

WHEREAS, Section 11.10 of the Business Combination Agreement provided that the Business Combination Agreement shall not be amended or modified in whole or in part prior to the Initial Merger Effective Time except by a duly authorized agreement in writing executed by all the Parties; and

WHEREAS, the Parties wish to amend the Business Combination Agreement as provided herein in accordance with Section 11.10 thereof.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Parties hereby agree as follows:

Section 1. Amendments.

(a) Subpart (c) of the fourth paragraph of the Recitals of the Business Combination Agreement is hereby amended to read in its entirety as follows:

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“(c) SPAC will merge with and into Merger Sub 1 (the “Initial Merger”), with Merger Sub 1 being the surviving entity,”

(b) Section 1.1 of the Business Combination Agreement is hereby amended and supplemented by adding the following definitions:

“‘Meritz Investment’ means the investment to be made by Meritz Securities Co., Ltd. in the Company pursuant to the Meritz Subscription Agreement.

‘Meritz Subscription Agreement’ means the Share Subscription Agreement, dated as of October 16, 2022, by and among the Company, PubCo and Meritz Securities Co., Ltd., relating to the subscription of certain securities of the Company by Meritz Securities Co., Ltd. for an aggregate subscription price of US$50 million, as may be amended, restated, modified or varied from time to time in accordance with the terms therein.”

(c) The following definitions in Section 1.1 of the Business Combination Agreement are hereby amended to read in their entirety as follows:

“‘Price per Company Share’ means US$2.6926188.”

“‘Private Placement’ means the PIPE Investment, the Forward Purchase Subscriptions and the Meritz Investment, collectively.”

(d) The second sub-paragraph of Section 2.7(g) of the Business Combination Agreement is hereby amended to read in its entirety as follows:

“‘Business Combination Agreement’ means the Business Combination Agreement, dated as of March 23, 2022, by and among PubCo and certain other parties thereto, as may be amended, supplemented, modified and varied in accordance with the terms therein from time to time.”

(e) References to “the Company” in the last sentence of Section 6.9 of the Business Combination Agreement are hereby amended and replaced by “the Company (as such term is defined in the Placement Agent Engagement Letter)” and shall be deemed to refer to SPAC.

(f) Section 9.3(c)(ii) of the Business Combination Agreement is hereby amended to read in its entirety as follows:

“(ii) the aggregate amount of gross proceeds (before any later payment on any subsequent liquidity date, or any fees, expenses, prepayments, withholding, discount, hold-back or any other deduction) of the Private Placement actually received or, by mutual agreement between the Company and SPAC, deemed to have been received by PubCo, SPAC or the Company prior to or substantially concurrently with the Closing (whether or not such proceeds are subject to restriction on use), plus”

Section 2. No Other Amendment. The Parties hereby confirm that, except as expressly set forth herein, the terms and conditions of the Business Combination Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect. All references to the “Agreement” or the “Business Combination Agreement” in the Business Combination Agreement and any other Transaction Document shall be deemed to mean the Business Combination Agreement, as amended by this Amendment.

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Section 3. Miscellaneous. Sections 11.3 to 11.6 and Sections 11.8 to 11.17 of the Business Combination Agreement are incorporated herein by reference; provided that, in each case, reference to “this Agreement” therein shall mean this Amendment.

Section 4. Effectiveness. This Amendment shall become effective immediately on the date hereof.

Section 5. Governing Law; Arbitration.

(a) This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

(b) All disputes arising out of or in connection with this Amendment shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 6. Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Business Combination Agreement and each other Transaction Document.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: Director

[Heritage – Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED 复朗集团

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

LANVIN GROUP HERITAGE I LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

LANVIN GROUP HERITAGE II LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage – Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage – Signature Page to Amendment No. 1 to Business Combination Agreement]

Exhibit 99.1

Lanvin Group Revenue up 73% to €202 Million in First Half of 2022

•

73% YoY revenue growth represents one of the highest growth rates in the global luxury industry; flagship brand Lanvin achieved 117% global sales growth YoY during the period, with wholesale up 260% YoY, underscoring success of an improved product and merchandising strategy, with refreshed brand appeal

•	Existing business on track to achieve positive 2022 results; growth strategy unchanged

•

Further signed and committed equity investments of US$50 million ahead of listing with indications of interest for up to US$110 million additional equity investments, representing total potential new equity of up to US$290 million

•

Business combination with PCAC targeting completion by end of 2022, with pre-money equity valuation updated to US$1 billion, in-line with industry trading comparables, to provide a more attractive entry point for investors, reflecting significantly altered market environment

October 17, 2022 – Lanvin Group (the “Group”), a global luxury fashion group, today announced its financial results for the six-month period ended June 30, 2022. The Group plans to subsequently file an amendment to the registration statement on Form F-4 (the “Registration Statement”) of Lanvin Group Holdings Limited, a company affiliated with the Group, reflecting these financial results with the Securities and Exchange Commission (“SEC”), in connection with its previously announced proposed business combination with Primavera Capital Acquisition Corporation (NYSE: PV) (“PCAC”), an affiliate of Primavera Capital Group, a leading global investment firm.

Ms. Joann Cheng, Chairman and CEO of Lanvin Group, said: “Lanvin Group continues to deliver on its strategy, with record first half results and momentum continuing to build across all brands, in all markets and across all sales channels.”

2022 interim results underscore sustained growth momentum

The Group’s performance in the first half of 2022 has been marked by an exceptional phase of growth, building on the strong momentum achieved in 2021. For the first six months of 2022, the Group recorded revenue of €202 million, representing industry-leading growth of 73% compared to the same period in 2021.

The strong performance was driven by outstanding growth in Europe and North America, where revenue grew 91% and 58% year-over-year respectively, a testament to the Group’s solid foundation in its five brands’ home turf and the success of its global growth strategies. Notwithstanding the impact of COVID-19 restrictions in Greater China for much of the period, sales in the market increased by 32% year-over-year, while sales in the rest of Asia grew 194% year-over-year as the brands continued to penetrate new high-potential markets. All portfolio brands recorded positive growth. In particular:

•

Lanvin delivered 117% year-over-year global sales growth, recording sales of €64 million as it continued to grow its brand awareness. In particular the brand has renewed its global product and merchandising strategy, with an increasing focus on leather goods and footwear and made important ongoing improvements in customer fulfilment. The European and North American markets were the brand’s clear outperforming markets, recording 201% and 235% increases in revenue year-over-year, respectively. Sales through wholesale channels increased by 260% compared to the first half of 2021, reflecting solid recognition of the brand’s growing appeal and strong demand among luxury fashion buyers. Revenue through global DTC channels grew 75% year-over-year, with e-commerce sales increasing by 71%, as the brand continued its retail expansion and digital execution as part of its omni-channel strategy.

•

Wolford recorded revenue of €54 million in the first half of 2022, up 29% year-over-year, cementing its position as one of the world’s leading suppliers of women’s skinwear in the upper premium segment. Wolford’s sales growth was spread across almost all geographical regions and distribution channels, most notably recording a 46% increase from its retail channel, with the North American market growing 48% and EMEA by 28%. Excluding the licensing business, like-for-like revenue growth was over 40% year-over-year.

Implementation of global strategy continues to drive growth

The Group continued to implement its growth strategies in the first half of 2022:

Product and brand elevation:

•

Lanvin has embarked upon a successful brand reset anchored in its French couture heritage. The house has extended its product strategy and assortment to build a comprehensive product line-up for women and men, which has been well received at the recent Paris fashion show. The brand’s second limited-edition capsule collection with Los Angeles-based streetwear brand Gallery Department was also very well received, attracting a younger generation of new customers.

•

With the implementation of a strong digital and social media strategy, Wolford’s latest collaborations with iconic Italian streetwear brand GCDS and Parisian house Mugler have helped it reach new customer groups and further boosted brand awareness. Additionally, The W athleisure collection grew by 22% year-over-year and accounted for 23% of seasonal sales in the first half of 2022, underscoring the success of its newly adopted brand strategy.

•

Sergio Rossi successfully launched two exclusive capsule collections, the first named after its new artistic director Evangelie Smyrniotaki, and the second is named the “Jelly” special collection. Both have been well received by the market.

Sales channels and footprint expansion:

•

The Group’s global Direct to Customer (DTC) sales increased by 66% year-over-year, driven by strategic retail store opening as well as e-commerce expansion which included Lanvin’s presence on China’s e-commerce platforms JD.com and RED Mall. Meanwhile, wholesale sales also grew by 89% year-over-year thanks to renewed brand propositions, expanded offerings and highly effective marketing.

•

The brands have continued to expand their visibility in key markets for the past months. This includes Lanvin’s new retail stores at strategic locations in mainland China and Hong Kong, as well as Wolford’s new flagship store in Paris, in Rue Saint Honoré, with more openings planned before year end.

•

Sergio Rossi became the Group’s first brand to have successfully transitioned onto a new digital platform powered by Shopify’s technologies in North America, with Lanvin expected to follow suit later this year. The Group continues to drive its portfolio brands’ digitalization and e-commerce efforts.

New equity investments confirm enduring appeal of the growing luxury segment

The Group is pleased to announce that Meritz Securities Co., Ltd (008560.KS) (“Meritz”), a subsidiary of South Korea-based leading global financial services conglomerate Meritz Financial Group (138040.KS), has committed US$50 million in a private placement ahead of listing and is considering an additional investment of up to US$15 million by way of a PIPE subscription, both at the same per share valuation as applicable to the de-SPAC transaction. The proceeds of these investments will be used to further support the Group’s strong growth momentum. South Korea is one of the fastest-growing luxury markets in the world.

“We are delighted to welcome Meritz to join our strategic ecosystem to help support our global expansion strategy and the long-term sustainable growth of our brands,” said Joann Cheng. “This commitment, by an established global investor amid challenging market conditions, further validates the potential of our group to create value with our unique proposition to transform heritage brands.”

Meritz joins existing shareholders of the Group, including Fosun International Limited (0656.HK), ITOCHU Corporation (8001.T), Stella International Limited (1836.HK), Baozun Hong Kong Investment Limited, Golden A&A, which have already committed to invest in connection with the de-SPAC transaction.

Separately, a shareholder of the Group intends to fully convert its existing shareholder loan and accrued interest of approximately US$95 million into shares of the Group at the same per share valuation as applicable to the de-SPAC transaction, further demonstrating the shareholder’s confidence in, and long-term commitment to, the Group’s sustainable growth.

With the committed and potential investments from Mertiz and the intended conversion of existing shareholder loans and accrued interest into equity, together with the existing commitments from the PIPE investors and the forward purchase investors, the Group may receive total new equity of up to US$290 million, in addition to cash currently held in PCAC’s trust account of up to US$414 million (assuming no shareholder redemptions).

Revised valuation benefits shareholders with lower entry point

The Group and PCAC have revised the pre-money equity value of the Group from US$1.25 billion to US$1 billion based on various considerations, including the latest currency and stock market environment since the proposed business combination was first announced on March 23, 2022 and the recent trading multiples of numerous listed global luxury companies.

“Notwithstanding our own strong performance, the new transaction terms reflect not only this year’s global economic changes and the performance of our reference peer group, but more importantly, our commitment to delivering significant upside potential and long-term value for both current PCAC shareholders as well as future shareholders of Lanvin Group,” added Joann Cheng. “Our outlook for the business remains unchanged and we believe the adjusted valuation establishes a highly compelling entry point for investors as we continue to capture untapped growth opportunities across the world.”

2022 full year outlook

The Group is confident in achieving strong results for the fiscal year 2022 for its existing business as consumer appetite for premium quality goods remains strong and resilient. The Group will continue to execute its proven strategies to deliver sustained growth and create long-term value for shareholders against ongoing macroeconomic and geopolitical uncertainties.

The Group continues to make progress on the proposed business combination with PCAC, which is expected to close by the end of this year, subject to customary closing conditions, including the approval of PCAC’s shareholders and the listing of securities of Lanvin Group Holdings Limited (“LGHL”) on the New York Stock Exchange. Upon completion of the transaction, the business of the Group will operate under the Lanvin Group name and has applied to be listed on the NYSE under the ticker symbol “LANV”.

Analyst Day

Lanvin Group will hold a virtual Analyst Day to discuss its 2022 interim financial results on November 3, 2022 (Thursday), at 2:00 p.m. Central European Time (8:00 a.m. Eastern Time). A replay of the Analyst Day presentation will be accessible on the Group’s investor relations website at www.lanvin-group.com/investor-relation/.

- END -

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

About Primavera Capital Acquisition Corporation

Primavera Capital Acquisition Corporation (NYSE: PV), is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. PCAC is an affiliate of Primavera, a leading alternative investment management firm. With offices in Beijing, Hong Kong, Singapore and Palo Alto, Primavera manages both USD and RMB funds for prominent financial institutions, sovereign wealth funds, pension plans, endowments, corporations and family offices around the world. As of September 30, 2021, it had assets under management of approximately US$17 billion. Primavera employs a flexible investment strategy comprised of buy-out/control-oriented, growth capital and restructuring investments. Having accumulated extensive experience in structuring and executing cross-border investment transactions, Primavera seeks to create long-term value for its portfolio companies by combining deep local connectivity in China with global experience and best practices. For more information, please visit www.primavera-capital.com.

Enquiries:

Media

Lanvin Group

FGS Global

Richard Barton +852 9301 2056/+41 79 922 7892 richard.barton@fgsglobal.com	Harry Florry +852 9818 2239 harry.florry@fgsglobal.com	Louis Hung +852 9084 1801 louis.hung@fgsglobal.com

Primavera Capital Acquisition Corporation

Primavera Capital Group: media@primavera-capital.com

FGS Global: primavera-hkg@fgsglobal.com

Investors

Lanvin Group

ir@lanvin-group.com

Primavera Capital Acquisition Corporation

Alex Ge

+852 3767 5068

chengyuan.ge@primavera-capital.com

Forward-Looking Statements

This press release, including the information contained herein (collectively, this “communication”) includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the SEC which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

After the Registration Statement has been declared effective, PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in LGHL’s proxy statement/prospectus when it is filed with the SEC. You can find more information about PCAC’s directors and executive officers in PCAC’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully, when available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Websites

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Exhibit 99.2

INVESTOR PRESENTATION October 2022 LANVIN |[woifo×´i]| sergio rossi ST.JOHN CARUSO

BUILDING I HE NEW LUXURY LANVIN GROUP

TABLE OF CONTENTS INFORMATION SECTION IV PAGE 44 TRANSACTION OVERVIEW SECTION II PAGE 25 PORTFOLIO OF FIVE IC0NIC BRANDS LANVIN GROUP Q FOSUN AN INNOVATION-DRIVFN CONSUMER GROUP Founded in 1992,

FOSUN AN INNOVATION-DRIVEN CONSUMER GROUP

Founded in 1992, Fosun's mission is to provide high-quality products and services for families around the world in health, happiness, wealth and intelligent manufacturing segments.

Through continuous innovation, Fosun has achieved rapid development by capitalizing on high-growth sectors. It constantly fosters industry champions that go public with IPOs in different sectors of consumer, healthcare, etc.

FOSUN 复星	豫园股份 YUYUAN Inc.	FOSUN PHARMA 复星医药	FOLIDAY 复星旅文	LANVIN GROUP 复朗集团
HKEx LISTED	SSE LISTED	SSE & HKEx LISTED	HKEx LISTED	
	One of the earliest listed companies in China and leading landmarks of Shanghai	Global first-tier enterprise in pharmaceutical and healthcare market	A leading leisure tourism resorts group worldwide	A global luxury fashion group
NO. 46 2021 China Top 500 Private Firms	~45M Annual Visitors of Yu Garden Business District [1]	NO. 7 China Top 100 Pharmaceutical Companies [2]	65 Club Med Resorts [4]	5 Heritage Brands
NO. 459 2021 Forbes Global 2000	100,000 SQM Business Property [1]	~9,000 Retail Pharmacies of Sinopharm in China [2]	~4.6M Atlantis annual visitors [4]	~1,200 POS Worldwide
€22.3B 2021 Revenue Forbes 2021 GLOBAL 2000 WORLD'S LARGEST PUBLIC COMPANIES	€8.6B Brand Value [1]	€16.6B Market Cap (A-share) [3]	6M+ VIP Memberships [4]	+31% CAGR 2021-2025 Revenue [5]
€111.6B 2021 Total Assets	€7.1B 2021 Revenue	€5.4B 2021 Revenue	€1.3B 2021 Revenue	€333M 2021 Pro Forma Revenue [5]

Source: Capital IQ and Company Filing.
Note: (1) Data as of 2019.
(2) Published by PRC Ministry of Industry and Information Technology in August 2021.
(3) Market capitalization as of March 18, 2022.
(4) Data as of 2020.
(5) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

4

PRIMAVERA CAPITAL
LANVIN GROUP'S OPTIMAL PARTNER

PRIMAVERA CAPITAL AT A GLANCE

AUM [1] **US$17B**	MOC [2] **3.7X**
Investment Professionals[3] **~80**	Global LPs outside of China **~95%**

PRIMAVERA CAPITAL ACQUISITION CORPORATION LEADERSHIP

- Leading global investment firm with offices in Mainland China, Hong Kong, Singapore, and the U.S., founded by Dr. Fred Hu
- Lead investor in landmark transactions with top-notch returns
- Long-term track record in helping global companies to expand in Asia and China
- Deep operational and value creation capabilities centered on digitalization and localization
- Strong partnership with e-commerce and consumer market leaders in Asia such as Alibaba, ByteDance, and Yum! China as well as their ecosystems



DR. FRED HU
Founder

RENOWNED ECONOMIST AND INVESTOR

- Nearly 30 years of investment and leadership experience
- Instrumental in building Goldman Sachs' Asia Pacific franchise
- Key current board & other roles in public & private sectors



MAX CHEN
Chairman & CEO

OVER 15 YEARS OF INVESTEMNT EXPERIENCE

- Over 15 years of investment and capital raising experience
- Deep industry knowledge of the China consumer sector
- Extensive experience in implementing key operational changes to investee companies

Note: (1) AUM as of March 17, 2022.
(2) Gross multiple of capital for realized and partially realized USD investments as of June 30, 2021.
(3) Number of investment professionals as of April 12, 2022.

5

(2) LANVIN GROUP BY THE NUMBERS POS worldwide STRONG TOPLINE GROWTH FROM 2020 TO 2025(1) 1200    +343%+ 1%Ö¾ Revenue CAGR Retail Revenue €808 FY21-25 CAGR FY21-25 Heritage brands with more than 390 years of history €615 combined €270 ca;¡^€473 I +40% 200+ E-Commerce Revenue New Store Openings(3) CAGR FY21-25 Worldwide FY21-25 2020PF 2021PF 2022E 2023E 2024E 2025E REVENUE GROWTH IN ASIA AND NORTH AMERICA MARKETS: THE DRIVING FORCE OF LANVIN GROUP PROSPERITY(2) Projected Revenue by Region, % Employees globally Greater I    ’ I + >|) yO •X North _China Greater America Others BCHina ^^^China Greater China Revenue Revenue Growth Vertically integrated S’ /A CAGR FY21-25 in Greater China FY21-25 production facilities . 360036 2021pF 2025E> 28O/o 100+ EMEA Others Others Greater China New Store Openings (3) Sales Percentage in FY25 in Greater China FY21-25 Note: (1) 2020PF and 2021PF revenues are pro forma which include Sergio Rossi 12 months contribution and based on management accounts. 2022E -2025E revenues include contributions from potential new investments. Revenue by region data includes the contributions from existing five brands in 2021 and 2025 and the contributions from potential new investments in 2025. Conversion based on EUR:USD exchange rate of 1.1195 for 2019, 1.1408 for 2020, 1.1967 for 2021 and 1.1603 for 2022 onward. Directly owned stores include retail, outlet and pop-up stores. Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. 6

A UNIQUE GEOBAE LUXURY PI ATFORM Section I LANVIN GROUP

A LEADING GLOBAL LUXURY GROUP WITH UNPARAII LI UD ACCrSS TO ASIA - GLOBAL LUXURY PLATFORM A global luxury fashion group with a strong foundation in Europe and significant growth opportunities in North America and Asia, the main growth drivers of the highly attractive and resilient global luxury markets. DIVERSE HERITAGE BRANDS Diverse portfolio of 5 iconic luxury heritage brands, empowered by one-of-a-kind strategic alliance. PROVEN TRACK RECORD Proven market outperforming track record with significant future runway through organic growth and acquisitions. ,| UNIQUE MANAGEMENT STRUCTURE I 1/I Seasoned management team structured by a unique “Dual-Engine” model and    complementary creative interface. fl (T CRAFTSMANSHIP & SUSTAINABILITY Perfection of luxury craftsmanship with a core focus on sustainability. X- EXCITING INVESTMENT OPPORTUNITY I IOpportunity to invest in an emerging luxury platform with a synergistic business model and compelling risk-adjusted returns.

A HIGHlY ATTRACTIVE AND RESIILIENT ×´’ PERSONAL LUXURY GOODS MARKET ... WITH CHINA BEING THE MAIN GROWTH DRIVER STABLE AND GROWING MARKET PROVEN RESILIENCE TO COVID GROWTH PROPELLED BV CHINA Global Personal Luxury Goods Market Size (€bn) RELATIVE TO OTHER CONSUMER Luxury Goods Spending Breakdown by Nationalities SIJB-SECTORS of Customers (€bn) €380 Performance of Luxury Personal Goods vs Other Luxury Segments (Market Size Rebound % Index from 2018) €310 30% €281 €283 20% €244 10% X €220 0% ^’Ö¾Ö¾Ö¾^ HN 2018 2019 2020 2021E 2022E 2023E 2024E 2025E RoW -10% 77% €150 -20% -40% 30% €76 H \ ./ / 450/ -60% Chinese 10% 23% -70% 1996 2006 2016 2019 2020 2021E 2022E 2025E Tourfem Cruise Luxury Food 2021E 2025E Luxury Hotels Personal Luxury Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). Euromonitor. Section I 9

UNIQUELY POSITIONED TO CAPTURE THE FASTEST ×´’ GROWING LUXURY MARKET IN THE WORLD ... LANVIN GROUP IS THE 1ST AND ONLY GLOBAL LUXURY GROUP HEADQUARTERED IN CHINA WITH UNPARALLELED ACCESS TO THE LARGEST AND FASTEST GROWING LUXURY MARKET IN THE WORLD HM NORTH AMERICA EUROPE ASIA €7B €306B €127B tapestry LVMH HERMES HENNESSY. LOUIS VUITTON €6B €56B €56B RALPH LANVIN GROUP €12,B ×´B €11B PRADA MONCLER CAPRI HOLDINGS Limited €3B €3B €2B ( )1) i ErmenegUdo VKJLJ BRUNELLOCUCINELL1 ¿£gll£l V PVH 3D ARMANI OTB ONWARD M AYHOOL A FOR IN VESTMENTS 5TC Source: Market Cap as of September 30th 2022, Capital IQ. Section I 10

NORTH AMERICA Source: Company information. Bain-AltagammaLuxury Goods Worldwide Market Study (Fall 2021-20th). Note: (1) Points of Sale as of 31st December 2021. Includes shop-in-shop, retail, outlet & pop-up stores. (2) 2021E—2025E regional growth rate is calculated by higher end 2025 market size (€380 mn) and market share % by region (2021E: Europe 25%, Americas 31%, APAC 18%, China 21%, Rest of World 4%. 2025E: Europe 24%, Americas 24%, APAC 21%, China 26%, RoW4.5%) in Bain-AltagammaLuxury Goods Worldwide Market Study (Fall 2021-20th). APAC excludes Greater China area.

DIVERSE PORTFOLIO ×³×´ OF FIVF ICONIC I LJXLJRY BRANDS ... Source: Company website. Company information. Note: (1) All figures as of 30thJune 2022. Section I 12

... EMPOWERED BY “2 ONE-Or-A-KIND STRATEGIC ALLIANCE. LEVERAGING TOP TIER STRATEGIC PARTNERS’ EXPERTISE TO ACCELERATE GROWTH AND FACILITATE DISRUPTIVE CHANGES CAPITAL/NETWORK M&A / GROWTH EXPERTISE Strong partnerships with e-Com rprimoVt’ra Cross-sector global resources and expertise and consumer market leaders in Asia^^^^ in creating consumer-driven ecosystems E-COMMERCE & DIGITAL /7flrH\\ DISTRIBUTION CHANNEL Largest brand e-Commerce Market expertise in expanding business partner in China to Japan’s fashion sector LANVIN GROUP I ×³ REAL ESTATE / DISTRIBUTION i<11 ACTIVATION GROUP MEDIA & COMMUNICATION Access to prime luxury and lifestyle locations 360°marketing solutions for luxury and premium brands in China PRODUCT DEVELOPMENT NE0 SUPPLY CHAIN I IIV7I7VA I Zl VI    IVILIll Stella liner national Holdings IJ mil cd Market expertise, know-how 7 17 7 ’×³ Comprehensive supply chain network and resources in global luxury footwear in sustainable fabric and apparel

03

PROVEN MARKET OUTPERFORMING TRACK RECORD ...

Lanvin Group Revenue Growth Rate Actual 1H2021 vs. 1H2022 (%) (1,2)


73%
28%
23%
27%
18%
LANVIN GROUP

Lanvin Group Revenue Growth Rate in EMEA Actual 1H2021 vs. 1H2022 (%) (1,2)


91%
46%
53%
58%
43%
LANVIN GROUP

Lanvin Brand Global Revenue Growth Rate Actual 1H2021 vs. 1H2022 (%) (1)


117%
15%
42%
18%
28%
LANVIN

LANVIN IS BACK


LANVIN

+201% EMEA Half-year Revenue 22 vs 21

+235% NA Half-year Revenue 22 vs 21

+260% Wholesale Half-Year Revenue 22 vs 21

+75% DTC Half-Year Revenue 22 vs 21


LANVIN x Gallery DEPT.
LANVIN China Capsule
Iconic HOBO Bag Family

HER POWER


Wolford

+28% EMEA Half-year Revenue 22 vs 21

+48% NA Half-year Revenue 22 vs 21

+29% Wolford Half-year Revenue 22 vs 21

+37% DTC Half-year Revenue 22 vs 21


Wolford the "W" Athleisure Collection
Wolford x NEWAI
Wolford x Amina Muaddi

Source: Capital IQ – listed company annual reports.
Note: (1) Lanvin Group and Lanvin brand half-year performance compares to other peers. Actual 1H 2021 and 1H 2022 financials of Lanvin Group are reviewed by auditor.
(2) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated financial statements starting from the acquisition date.

Section I 14

03

… WITH SIGNIFICANT FUTURE RUNWAY THROUGH ORGANIC GROWTH …

REINFORCING PRODUCTS & MERCHANDISING

Rebalanced product portfolio
Creative design initiatives

Cross-over and collaboration series
Supply chain support and entry into new categories


Leather Goods


Perfumes & Cosmetics


Athleisure


Brand Collaboration


Sustainability

EXPANDING CHANNEL AND FOOTPRINT

New market entry
Enhanced shopping experience

Optimized channel mix
E-commerce penetration


c. 300
460+
2021A
2025E
Footprint Expansion (1)


京东
天猫
FARFETCH
Omni-Channel Distribution

RENEWING BRANDING & MARKETING

Renewed brand image
Localized story-telling

Digital marketing and content management
Influencer marketing and celebrity endorsement


Target Young / Gen-Z customers


Culture Relevancy


Celebrity and KOL Endorsement

LEVERAGING CHINA ENGINE

360° brand operation by local team
Support from strategic partners

Dedicated content and product offering
Online and offline expansion


Lanvin x Yu Garden


Livestreaming


Wolford, Hangzhou


Caruso, Shanghai


Lanvin, Shanghai

Note: (1) DOS as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores.

Section I 15

... AND ACQUISITIONS FROM A SOLID PIPELINE. 03 FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF LANVIN FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF ST. JOHN Minority investments in startups in fashion, supply chain, design, e-commerce, etc. 2017 Bbl 2021 DECEMBER APRIL OCTOBER NOVEMBER MAY JULY AND BEYOND FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF SERGIO ROSSI FOSUN FASHION GROUP BECOMES ’ FOSUN FASHION GROUP BECOMES ×´ MAJORITY SHAREHOLDER OF CARUSO Note: (1) As of the date of this presentation, there have been no definitive agreements executed with respect to either of these new investments. Section I 16

SEASONED MANAGEMENT TEAM Bruno Sialelli Creative Director, Lanvin Evangelie Smyrniotaki Artistic Director, Sergio Rossi Section I 17

… STRUCTURED BY A UNIQUE "DUAL-ENGINE" MODEL …

04



MARKET GROWTH ENGINE				
	Market Specific Strategy Paralleled Reporting Line Top Management at Market	Special Capsule: Local Design, Special Occasion & Fitting	Local Content, Events & Story-telling	Specific Platforms Targeting Local Audience
	QUICK DECISION	**COST EFFICIENCY**	**MARKET ADAPTATION**	
	BRAND STRATEGY Agile decision-making process with paralleled reporting structure	DESIGN & PRODUCTION Tailored for local needs, quick reaction to market, reduction in cost	MARKETING & PR Adapted story-telling to appeal to local customer base	DIGITAL Omni-channel penetration to gain stronger traction from customers
DNA CORE ENGINE	Global Strategy, Budgeting & Resource Core Engine for Growth	Main Collection: Aligned Brand DNA Global Supply Chain	International Campaigns & Consistent Brand Image	Global E-com Platform & CRM



Section I 18

04

… AND COMPLEMENTARY CREATIVE INTERFACE TO CAPTURE RISING DEMAND.

A NEW CREATIVE STRUCTURE: IN-HOUSE DESIGN STUDIO COMPLEMENTED BY CREATIVE TALENT PLATFORMS IN BOTH EUROPE AND CHINA TO MEET RISING MARKET DEMANDS

BRAND
Design Studio

CREATIVE DIRECTOR
Designer 1
Designer 2

CHIEF MERCHANT
Designer 1
Designer 2


CREATIVE AND DESIGN
Special Capsule/ Crossover
SKU Buy/ Commission
Design Support
Kniting Design
Print Design
Embroidery Design
Commercial Pieces
Fashion Pieces

MILAN CREATIVE LAB
Freelance Designer 1
Freelance Designer 2

CHINA
BOND BUND

CREATIVE PLATFORM

Section I 19

PERFECTION OF LUXURY CRAFTSMANSHIP ... In 1954, Wolford created the In 1968, Sergio Rossi 1st seamless nylon stockings signed his 1st shoes, in the world PANCA, a summer sandal Section I 20

… WITH A CORE FOCUS ON SUSTAINABILITY.

05

SUSTAINABILITY IS A KEY PILLAR OF LANVIN GROUP'S GROWTH STRATEGY

Lanvin Group is committed to operating its businesses in the best interests of the environment and working together with its employees, suppliers and customers to ensure long-term sustainable growth. The group aims to develop its business in step with sustainable policies on environmental and social issues, and is committed to a process of continual improvement on these important matters as a key driver of future growth.

WOLFORD IS THE FIRST AND THE ONLY COMPANY IN THE APPAREL INDUSTRY THAT RECEIVES "CRADLE TO CRADLE" CERTIFICATION [1]

700

M³ water / day from own water source, saving 50% by recycling already heated waste water



2015

Since then Wolford is the world's first tights producer recognized as a bluesign® system partner



SERGIO ROSSI IS COMMITTED TO THE HIGHEST ETHICAL STANDARDS: INTEGRITY, RESPECT, RESPONSIBILITY AND LOYALTY



100%

Of purchased electricity certified as produced from renewable sources for our Italian factory, offices and stories

1,000+

Tons of CO_2 avoided thanks to the purchase of certified electricity and our photovoltaic system

-43%

Of electricity and natural gas consumption in 2020 with respect to 2017

592,203

KWH of electric energy produced by our photovoltaic panels installed in San Mauro Pascoli, both sold and used

63%

Of our employees are women

37%

Of our employees are men

65%

Of our technicians and artisans have been with us for more than 10 years



Sergio Rossi Family

Note: (1) Cradle to Cradle (Gold) Certification is the global standard for products that are safe, circular and responsibly made issued by Cradle to Cradle Products Innovation Institute. Wolford was given the certification for the development of environmentally neutral products in both categories (biodegradable and technically recyclable).

Section I 21

OPPORTUNITY TO INVEST IN AN EMERGING LUXURY PLATFORM... GLOBAL BUSINESS Startup HIGH GROWTH FOOT IN THE DOOR X X X X ACCESS TO FASTEST MATURE BUSINESS MODEL STABLE AND RESILIENT MARKET PARTNERS WHO HAVE BEEN IN GROWING MARKETS THE INDUSTRY FOR DECADES Section I 22

06

… WITH A SYNERGISTIC BUSINESS MODEL …

Group Synergy
Full spectrum resource sharing

Risk Diversification
Balanced portfolio

Market Expertise
Unique expertise and resources in China



Flagship Brand
• LANVIN
LANVIN GROUP
Emerging Concepts
• Designer Incubator
• New Materials &Technology
• Digital Platform & Tools
Specialized / Functional
• Wolford
• Sergio Rossi
• St. John Knits
• Caruso
Content enhancement/channel opening
Talent & tech flow
Production capacity/technique support
Cross selling/talent sharing
Production capability
Talent & tech flow/sales platform & tool
Cross manufacturing
Best practice sharing
Bundle contract
Global knowledge

Section I 23

... AND COMPELLING RISK-ADJUSTED RETURNS. 06 2-3X LEAP VALUE CREATION IN REVENUES A number of luxury brands have seen strong market demographic of resurgence. Normally, it will take 5-6 years A lot of luxury brands used to be in digital / millennials / high- for 2-3x leap in revenues. a challenging situation. When the income earners creative direction and strategic • Operational value-add vision were correctly positioned, these brands became most ‘ LANVIN GROUP Focused Platform assets with diverse LUXURY GREATEST D ACTS Typical Fashion Platform—Mature Market Focus i Risk ! I 24

DIVERSE PORTFOLIO BK?WU ffi «×™4 OF FIVE ICONIC LUXURY M IIERI ACE BRANDS— ÍÍK ion II LANVIN GROUP

ONE OF THE OLDEST FRENCH COUTURE HOUSES STILL IN OPERATION

"PEARL OF THE CROWN" IN FRENCH HISTORY

- Iconic French brand and one of the world's oldest luxury houses currently in operation since 1889
- Synonymous with classic Parisian elegance
- A scarce, full-category luxury house for men, women and kids
- Products ranging from apparel to leather goods, footwear, accessories and fragrances

287
Points of Sale [1]

27
Directly Operated Stores

260
Wholesale Doors

50+
Countries Penetrated [2]


LANVIN

Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores.
(2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.

Section II 26

LAWI\ AT A Gl ANGF UNMATCHED BRAND HERITAGE AND ARCHIVE The world’s oldest couture house still in operation since 1889 / COMPREHENSIVE PRODUCT OFFERING    ’f Jewelry Footwear Leather Goods Womenswear Menswear ‘ !

ONE OF THE WORLD'S LARGEST LUXURY SKINWEAR BRANDS

EPITOME OF EXCLUSIVE LEGWEAR AND BODYWEAR

- Founded in 1950, Wolford has been known for market leading luxury legwear and bodywear
- The highest level of craftsmanship, process innovation as well as sustainable, environmentally friendly and ethical production standards
- Successful diversification into leisurewear and athleisure

227
Mono-brand Points of Sale [(1)]

167
Directly Operated Stores

~2500
Wholesale Partners [(2)]

45
Countries Penetrated [(3)]


Wolford

Note: (1) Points of Sale as of 31st December 2021, including retail, outlet, pop-up stores and wholesale boutiques.
(2) Wholesale partner doors include department stores and specialist retail stores.
(3) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.

Section II 28

WOLFORD AT A GL ANCF RENEWED BRAND POSITIONING THROUGH THREE PILLARS DIVERSE SKINWEAR PRODUCT LINE-UP REVAMPING BRANDING & MARKETING READY-TO-WEAR DIGITAL MARKETING AND CONSUMER CELEBRITIES & KOL MARKETING g B COMMUNICATION Brand Ambassador Digital Marketing \ Section II 29

LEGEND OF SHOEMAKER IN THE WORLD HERITAGE OF AN ITALIAN LEGENDARY FOOTWEAR BRAND Made-in-Italy luxury footwear brand since 1951 Deeply rooted in the creativity and expertise of its eponymous founder Brand DNA built around quality, craftsmanship, authenticity and Italian heritage Handmade shoes for sophisticated, smart and effortlessly chic women Successful diversification into men’s footwear category 328 50 Points of Sal Directly Operated Stores 80+ Countries Penetrated(2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 30

SERGIOUOSSI 1 2 SUPERB KNACK IN DELIVERING HIT PRODUCTS HEART AND SOUL OF SERGIO ROSSI 12’000+ 200+ Total production Artisans and Documents and 4 area (sqm) employees images digitalized 120,000 100% 6,000+ Pairs capacity in Green energy- f warehouse based facility . San Mauro “The Living Heritage” ., Factory Archive INTERNATIONAL, OMNICHANNEL AND DIGITALLY- DISTRIBUTIONS London Mount “Phygital” Store Shanghai Reel Section II 31

CLASSIC, TIMELESS AND SOPHISCATED AMERICAN LUXURY HOUSE

A FASCINATING COMBINATION OF CRAFT AND COUTURE

- Founded in 1962 on the premise of a simple, elegant, and versatile knit dress
- Great American design – timeless elegance, unsurpassed quality and craftsmanship
- Targeting affluent women – the preeminent brand in knitwear
- Vertically integrated with luxury craftsmanship and global distribution network

133 Points of Sale [1]	**48** Directly Operated Stores
13 Countries and Regions Penetrated [2]	**970M+** Social Media Impressions


ST. JOHN

Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores.
(2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.

Section II 32

CT AT LUXURY CRAFTSMANSHIP Commitment to creating the finest, most luxurious knitwear in the world UNIQUE AMERICAN HERITAGE ^11^1111^^ 196s 1970s 1980s 1990s 2000s Maria Gray Exotic Yarn Evening Collection St. John Boutique Angelina Jolie Hillary Clinton Michelle Obama Jill Biden Section II 33

THE PREMIER MENSWEAR MANUFACTURER IN LEADING HIGH-END MENSWEAR PLAYER ’ Founded in , Italy in 1958 by the legendary tailor Caruso from Naples Together with , it is one of the largest and most advanced manufacturers of menswear and partner of choice for luxury labels in Europe Caruso has evolved from a project manufacturer into a luxury lifestyle brand /H 44 4+ Points of Sal Seamstresses and Master Tailors Trouser Units / Year (Capacity)

CARUSO Al ACUANCL FROM TAILORING TO MENSWEAR & TWO INTERTWINED AND SYNERGISTIC BUSINESSES PLAYFUL ELEGANCE CARUSO Harrods SIS, BFC Boutique London, UK Shanghai, China Section II 35

FINANCIAL INFORMATION Section III LANVIN GROUP

LANVIN GROUP’S NUMBERS AT A GLANCE 2021PF 2021PF 2021PF Global Revenue Greater China Revenue North America Revenue €333M €46M €9M 2021PF 2021PF 2021PF Global Revenue Growth Greater China Revenue Growth North America Revenue Growth vs 2020PF vs 2020PF vs 2020PF +23% +57% +28% Note: Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and the PF revenue include Sergio Rossi 12 months contribution in 2020PF and 2021PF. 2025E Revenue include contributions from potential new investments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st2021 to the acquisition date. Section III 37

LANVIN GROUP'S CURRENT TRADING

Lanvin Group Global Revenue (€mn) [1]


€202
+73%
Revenue Growth %
€117
Actual 1H 2021
Actual 1H 2022

Lanvin Group Adjusted EBITDA (€mn) [1]


Adj. EBITDA Margin %
(31%)
(18%)
Actual 1H 2021
Actual 1H 2022
(€36)
(€36)
+1%[2]
Adj. EBITDA Change %

Note: (1) Actual 1H 2021 and 1H 2022 Lanvin Group global revenue and adjusted EBITDA are reviewed by auditor. Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated financial statements starting from the acquisition date.
(2) Actual 1H22 Adjusted EBITDA improved to € (35.5) million from € (35.9) million in 1H21, an improvement of €0.4 million.

Section III 38

LANVIN GROUP’S KEY FINANCIALS SOLID REVENUE AND ADJUSTED EBITDA GROWTH BY SIGNIFICANT INVESTMENTS IN EXISTING BRANDS AND POTENTIAL NEW INVESTMENTS Revenue Growth 2020PF-2025E (€mn) 4 Adjusted EBITDA Growth 2020PF-2025E (€mn)(5) 9% €85 €30 €808 62 —K €473 79 Q €(29) 9 (116) 400 €333(6) €270 57 !3 ® -J €(72)—€(85) 48 276 _1_4)__! €(130) 2020PF 2021PF 2022E 2023E 2024E 2025E 2020PF 2021PF 2022E 2023E 2024E 2025E Additional Sergio Rossi Contributio Potential New Investment Additional Sergio Rossi Contribution 2 Potential New Investment Note: (1) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021. 2020PF and 2021PF revenue include Sergio Rossi 12 months contribution. €31mn represents Sergio Rossi contribution from the acquisition date. Pro forma adjusted EBITDA represents 12 months contribution in 2020 and 7 months contribution in 2021. 2022E—2025E Revenue and EBITDA include contributions from potential new investments. Historical figures presented were not audited under standards. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date.

LANVIN GROUP’S REVENUE EVOLUTION BY BRANDS CONVINCING REVIVAL PLAN ACROSS FIVE HERITAGE BRANDS AND POTENTIAL NEW INVESTMENTS Revenue Growth Bridge 221PF-2025E (mn) €114 €989 €46 €115 74 €109 €198 €33 221PF(1) LANVIN |[wöiford]| sergio rossi ST JOHN PotenttaentsW 2025E Note: (1) 2021PF Revenue includes Sergio Rossi 12 months contribution. (2) Actual 2021 PF global rtvtnut is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to tht acquisition datt. Stction III 40

LANVIN GROUP’S GROWTH WILL BE LED BV ITS GFOGRAPHIC & DISTRIBUTION CHANNEI STRATEGY 2O21PF<’> 2025E(2> Others Others Greater China Greater China Revenue Mix by Geography EMEA €333M 8% 989M Greater China revenue is expected to increase by 5 times as part of dual engine strategy North 33% America North 28% America . Revenue Mix by Channel wl% Wholesale M Wholesale 989V1 “ Increasing engagement with customers means lessening reliance on the wholesale segment Outlet Others Outlet Note: (1) 2021PF revenue includes Sergio Rossi 12 months contribution. 2025E revenue includes contribution from potential new investments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 41

LANVIN GROUP’S MARGIN EXPANSION 220PF +€45M 221PF +€17M 225E Adj. EBITDA(,) 2021PF Adj. EBITDA increase vs 2020PF Adj. 15 < 2025E Adj. EBITDA increase vs 2021PF Adj. EBITD Revenue Growth Revenue increase by 23% Revenue increase by 2x Channel mix, product mix upgrade, Gross Margin Pricing power & channel mix price increase & supply chain Expansion . o . .... __ Positive leverage of unique Operating _iciency in platform including Milan creative Leverage — — lab and unified digital platform Note: (1) 2020PF and 2021PF adjusted EBITDA include Sergio Rossi 12 months contribution. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. (2) 2025E adjusted EBITDA includes contribution from potential new investments. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Section III 42

LANVIN GROUP’S HISTORICAL P&L OUTLOOK HISTORICAL PROJECTED Revenu(1) 410 270 33 473 615 808 989 Revenue Growth % -34% 23% 42% 30% 31% 22% Adjusted EBITD (111) (130) (85) (72) (29) 30 85 Adjusted EBITDA change -19 45 12 43 59 56 Margin % (27%) (48%) (25%) (15%) (5%) 4% 9% Note: (1) 2019PF, 2020PF and 2021PF revenue and Adjusted EBITDA are management accounts and all include Sergio Rossi 12 months contribution. Historical figures presented were not audited under standards. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 43

TRANSACTION OVERVIEW Section IV LANVIN GROUP

TRANSACTION SUMMARY

TRANSACTION HIGHLIGHTS

$1.3bn Pro-forma Enterprise Value[1]	2.9x EV / FY22E Sales
$1.7bn Pro-forma Equity Value[1]	~58% Existing LG Shareholders Ownership
3.6 million Bonus Pool Shares [2]	

A bonus pool of 3.6 million LG shares are to be made available exclusively to non-redeeming PCAC shareholders[2]

FINANCING DETAILS

$414m + $80m SPAC Size + FPA	$50m PIPE Size[3]	$50m Private Placement
$559m Primary Proceeds[3][4]	No Secondary Selldown	

SOURCES & USES[5]

Sources	$m
Cash in Trust	414
PIPE Investors[3]	50
Private Placement (Meritz)	50
FPA Holders	80
Existing shareholder rollover	1,000
Total Sources	**1,594**

Uses	$m
Existing shareholder rollover	1,000
Cash on Balance Sheet[3][6]	559
Estimated Transaction Expenses	35
Total Uses	**1,594**

ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSING[7]



FPA Investors 5% [9]
PIPE Investors 3%
Private Placement 3%
SPAC Shareholders 31% [2][8]
Existing Shareholders 58% [2]

Roughly ~5.0% of pro forma ownership at closing is owned by management through an ESOP program, providing alignment of incentives

Pro Forma Ownership[7]	NOSH (m)	Value ($m)
Existing Shareholders (Incl. management ownership)[2]	98.9	989.2
SPAC Shareholders[2][8]	53.8	538.3
FPA Investors[9]	9.0	90.0
PIPE Investors[3]	5.0	50.0
Private Placement	5.0	50.0
Total	**171.8**	**1,717.5**

Notes: (1) Calculated from pre-money equity valuation of $1.0bn and assumes pro-forma net cash at listing of $369m, including ~$133m operating lease liabilities as of Jun-22 auditor reviewed accounts. Auditor reviewed accounts converted from Euros into USD at EUR / USD of 0.9844. (2) The bonus pool of 3.6 million shares are provided by PCAC's promoter shares and Fosun International Limited. (3) The subscription price payable by Fosun Fashion Holdings (Cayman) Limited for its subscription of shares in the PIPE Investment shall be partially settled by $30m shareholder loan extended to Lanvin Group on April 15 2022, and the shareholder loan shall be deemed repaid afterwards. (4) Primary proceeds refer to cash on balance sheet received from this DeSPAC transaction. (5) Sources and uses assumes no redemption of cash in trust from public shareholders. (6) To be used for M&A, branding and marketing, retail store expansion and general working capital. (7) Pro forma ownership excludes the impact of public and private warrants held by SPAC Holders, FPA investors and the SPAC sponsor. (8) Includes promote shares for the SPAC sponsor and independent directors of the SPAC. (9) Includes promote shares for FPA investors.

Section IV 45

PLUSI RAIIVF COS I BASIS I OR NON-RFDFFMING SPAC SHARFHOI DFRS Non-redeeming PCAC SPAC public shareholders to receive a pro-rata portion of a 3.6 million bonus pool of shares at closing1 As redemptions increase, cost basis to non-redeeming PCAC public shareholders decreases, creating a tontine-style incentive structure Illustrative Cost Basis to Non-Redeeming PCAC Shareholders SPAC Non-Redeeming Shares 41.4 37.3 33.1 29.0 24.8 20.7 16.6 (+) Bonus Shares 3.6 3.6 3.6 3.6 3.6 3.6 3.6 $9.5 Total Shares Issued to SPAC S/H 45.0 40.9 36.7 32.6 28.4 24.3 20.2 C/J SPAC Non-Redeeming Shares 41.4 37.3 33.1 29.l 24.8 2l.7 16.6 $9.l (x) Illustrative $1l.l Purchase Price $1l.l $1l.l $1l.l $1l.l $1l.l $1l.l $1l.l m Cost of SPAC Non-Redeeming Shares ($mm) $414.0 $372.6 $331.2 $289.8 $248.4 $207.0 $165.6 (/) Total Shares to SPAC S/H 45.l 4l.9 36.7 32.6 28.4 24.3 2l.2 $8.5 Illustrative Cost Basis ($) $9.20 $9.12 $9.02 $8.90 $8.73 $8.52 $8.21 = \ % Discount Rate 8.0% 8.8% 9.80% 1W°/o 12.70% 14.8% 17.9o/o \ X $8.21 Illustrative Implied TEV /2022E Revenue2 2.6x 2.6x 2.6x 2.5x 2.5x 2.4x 2.3x /2023E everwe2 1.9x 1.8x $ O.O% 1O.OO/O 20.00/O 3O.OO/O 4O.OO/O 50.00/O 60.00/O Implied cost basis for non-redeeming PCAC Shareholders with 3.6 million bonus shares shared on a pro-rata basis Notes: (1) The bonus pool of 3.6 million shares are provided by PCAC’s promoter shares and Fosun International Limited. (2) Implied TEV calculated by the shares outstanding, multiplied by illustrative cost basis, plus net debt. Note that as redemptions increase, shares outstanding decrease and net debt increases. Section IV 46

LANVIN GROUP REVENUE GROWTH OUTPACING INDUSTRY PEERS OPERATION BENCHMARKING OF COMPARABLE COMPANIES REVENUE CAGR 2022E—2025E 2022E—2025E I 27.9% i i I I I I ¡ 9.5% 9.6% 9.2% 8.5% 8.3% 9.2% ; “%i 6.7%6.8% 8•3% 5.6% ! LANVINGROUP E G MONCLER PRADAspa BURBERRY Ermenegildo Zegna Group TODS GROUP ! 2022-2025E Median Source: Bloomberg as September 30, 2022. Notes: All financials are to December 31. Projected financials for Lanvin Group (2022E—2025E) are based on management estimates.

VALUATION BENCHMARKING OF COMPARABLE COMPANIES EV / 2022E SALES I I With Bonus Shares(1) At Deal(2) 5.0x 4.8x 3x 3 .5x 3.1x 2.6 x Median: 3.1x 2 2.0x I ! LANVIN GROUP ! ADA spa BURBERRY Ermenegildo Zegna Group TOD’S I 1 2022E 2022E Median EV / 2023E SALES I With Bonus Shares(1) At Deal(2) 4.5x 4.4x 4.0x 3.2x 2jx 2.2x^2.5Ö¾ 8x LANVIN GROUP ; LVMH KEV’” PRADA spa BURBERRY Ermenegildo Zegna Group TOD’S 2023E 2023E Median Source: FactSet as of September 30, 2022. Notes: Projected financials of Lanvin Group are based on management estimates, converted from Euros based on an exchange rateofEUR / USD of 0.9844. All financials are calendarized to December 31. (1) Assumes no redemptions. Includes the impact of the bonus pool of 3.6mn shares provided by PCAC‘s promoter shares and Fosun International Ltd. The illustrative multiples are calculated with reference to illustrative implied TEV for non redeeming shareholders at no redemptions. (2) Assumes no redemptions at the issue price of $10 per share. Excludes the impact of the bonus pool of 3.6mn shares. Implied multiples at deal of Lanvin Group are based on pro forma enterprise value of $1.3bn. Section IV 48

APPENDIX LANVIN GROUP

WORLD-CLASS ADVISORY TEAM



Mitch Garber

- Board Member, Apollo Strategic Growth
- Board Member, Shutterfly
- Board Member, Rackspace
- Board Member, Great Canadian Gaming
- Board Member, NHL Seattle
- Chairman, Invest in Canada



Jennifer Fleiss

- Co-Founder, Rent the Runway
- Partner, Volition Capital
- Board Member, Apollo SPAC
- Board Member, Party City
- Board Member, Shutterfly



Ceci Kurzman

- Founder, Nexus Management Group
- Board Member, Warner Music
- Board Member, Revlon
- Board Member, Man Group
- Board Member, Spring Studios

Appendix 50

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND WORLD CLASS ADVISORY TEAM

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION Revenue (1), € in millions LANVIN 6 Acquired 2018) Retai+110.7M .6 54.2 30.0 26.5 66.0 32.7 1 (2) (2) FY2020 FY2021 Retail Stores Growth China New Retail Store Global New Retail Store Wholesale & Clearance E-commerce Cosmestics FY2025 sergio rossi Retail +512M (Acquired in 2021) , 94 ) 10-4 13.4 ! ! 20.3 17-5 56.7 47.9 FY2020 FY2021 Retail Stores Growth China New Retail Stores (2) Global New Retail Stores(2) Wholesale Others FY2025 Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. Appendix 51

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION _ Revenue(1), € in millions | [Wolford] | Retail+41.8M 527 220.1 (Acquired in 2018) ! i ! I i i 0 3.1 21.4 6.6 13.8 5 97.1 I I I \ \ \ \ FY2020 FY2021 \ Retail China New (2) Global New (2) Wholesale The W FY2025 Stores Growth Retail Stores Retail Stores ST JOHN (Acquired in 2017) Retail + 88.3M 20.6 1.4 189.7 15.1 4.9 31.5 41.7 I 74.5 66.5 74.5 ! : FY2020 FY2021 LFL Retail China New (2) Global New Retail Stores (2) Wholesale E-commerce Others FY2025 Store Growth Retail Stores Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. For Wolford, China New Retail Stores refer to revenue growth from the new opening retail / wholesale stores in the Greater China area. Appendix 52

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM EOR GROWTII CONSERVATIVE CURRENT PROJECTIONS FOR RETAIL ROLLOUT AND STRONG E-COMMERCE GROWTH PROSPECTS DOS of China Stores of E-commerce Sales Luxury Fashion Groups Luxury Fashion Brands Double DOS # in \ Ì XCOmparedtO2021 -178M i 21-25 CAGR:+40% Ì ¡S LANVIN ×´,,×´LANVIN GROUP n 1.513×´’ -8×´ -1.291M (Sept 2021) (Greater China, Dec 2020) 2020 Group A Brand A Group A (Luxury House) (Luxury House) (1) (1) (1) n 2,007 M *115 Personal Luxury Market *107B (Dec 2020) (Greater China, Jan 2022) ( Sector) (2025E) Group B Brand B (Fashion Leather Goods Business) Source: Company filings, Bain Altagamma Luxury Goods Worldwide Market Study (Fall 2021—20th). Note: (1) Based on the latest available data on DOS and E-commerce sales. Appendix 53

USE OF PROCEEDS FREE CASH FLOW POSITIVE IN 2023Q4 $160M operation cash support is sufficient to make Lanvin Group generate positive free cash flow in 2023Q4 $140M will be allocated to new investments If any additional capital, it will be allocated to invest in growth & expansion projects (cosmetics, activewear, new market penetration, etc.) ILLUSTRATIVE USE OE PROCEEDS OE CAPITAL RAISE TO 2025 CapEx Branding & Marketing Working Capital New Investments $50M SOON I $20M Appendix 55

RISK FACTORS The risks presented below are certain of the general risks related to Fosun Fashion Group (Cayman) Limited and its subsidiaries (collectively, the “Company”), Primavera Capital Acquisition Corporation (“SPAC”) and the proposed business combination between the Company and SPAC (the “Business Combination”), which will result in the formation of combined company incorporated under the laws of the Cayman Islands with the name Lanvin Group Holdings Limited (“LGHL”). Such list encompasses only a non-exhaustive subset of the broad spectrum of risks and uncertainties that the Company and SPAC face, and that LGHL will face, after the Business Combination (including currently unknown risks), which individually or collectively may impair LGHL’s business, financial condition or results from operations and cause actual events or results to differ materially from what is reflected in this presentation. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and SPAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. As used herein, references to “we,” “us” and “our” are intended to refer to the Company prior to the Business Combination and to the combined company (i.e., LGHL) following the Business Combination. • The COVID-19 pandemic has had, and is expected to continue to have, a significant adverse impact on us and our financial condition and results of operations may be materially adversely affected. • We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years. • Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion. • Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in harm to our business. • We are dependent on suppliers for our products and raw materials, which poses risks to our business operations. • We face intense competition in the personal luxury goods industry. • We are exposed to the risk that personal information of our customers, employees and other parties may be damaged, lost, stolen, divulged or processed for unauthorized purposes. • If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or become inoperable, it could have a material adverse effect on our business, results of operations and financial condition. • Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending. • Our potential inability to find suitable new targets may cause us to not be successful in achieving intended benefits, cost savings and synergies. • If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. • We are subject to legal and regulatory risk. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition. • We are exposed to fluctuations in currency exchange rates. • We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks. • There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice. • We may be required to obtain prior approval or subject to filings or other requirements from the China Securities Regulatory Commission or other PRC regulatory authorities for the transactions contemplated by the Business Combination Agreement. • Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition. • Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted. • The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business. • LGHL will rely to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements. • You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LGHL is incorporated under the law of the Cayman Islands, LGHL conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States. • The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS (the proprietor of the “Lanvin” brand). We cannot predict the outcome of such challenge and may have to discontinue the useof the Lanvin brand by LGHL at the corporate level. • If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of, following the Closing, LGHL’s securities, may decline. • The ability of public shareholders of PCAC to exercise redemption rights with respect to a large number of PCAC’s public shares may impact PCAC’s and LGHL’s ability to optimize its capital structure, and PCAC may not have sufficient funds to consummate the Business Combination. • Subsequent to PCAC’s completion of the Business Combination, LGHL may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price post-Business Combination, which could cause you to lose some or all of your investment. • The grant and future exercise of registration rights may adversely affect the market price of public shares of PCAC and LGHL’s securities upon consummation of the Business Combination. • We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed. • Subsequent to the completion of the Business Combination, LGHL may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of LGHL Securities. • Following the consummation of the Business Combination, LGHL’s only significant asset will be its ownership of FFG and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable LGHL to pay any dividends on its ordinary shares or satisfy other financial obligations. • LGHL Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect LGHL’s independent auditor for three consecutive years beginning in 2022. • This Presentation contains projections and forecasts that may not be an indication of the actual results of the Business Combination or Lanvin Group’s future results. 56 DISCLAIMER (1/2) Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, “Lanvin Group”), Lanvin Group Holding Limited (“PubCo”),Primavera Capital Acquisition Corporation (“PCAC”) and certain other parties and the related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Lanvin Group and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Lanvin Group or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in Lanvin Group, PubCo and PCAC upon request and confirm such return or destruction of the materials in writing to Lanvin Group and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify Lanvin Group and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Lanvin Group, PubCo, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Agreements relating to the Proposed Business Combination are subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Lanvin Group and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, PubCo, Lanvin Group or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of PCAC, Lanvin Group or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lanvin Group or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Lanvin Group and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not

DISCLAIMER (1/2) Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, “Lanvin Group”), Lanvin Group Holding Limited (“PubCo”),Primavera Capital Acquisition Corporation (“PCAC”) and certain other parties and the related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Lanvin Group and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Lanvin Group or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in Lanvin Group, PubCo and PCAC upon request and confirm such return or destruction of the materials in writing to Lanvin Group and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify Lanvin Group and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Lanvin Group, PubCo, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Agreements relating to the Proposed Business Combination are subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Lanvin Group and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, PubCo, Lanvin Group or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of PCAC, Lanvin Group or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lanvin Group or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Lanvin Group and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Lanvin Group and PCAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group and PCAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate asa result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business; and those factors discussed in the “Risk Factors” section of PubCo’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by PubCo or PCAC from time to time with the SEC. If any of these risks materialize or our assumptions pr

DISCLAIMER (2/2) Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. PCAC and Lanvin Group assume no obligation to update the information in this presentation. Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics Certain financial information and data contained in this Presentation is unaudited. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This Presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Adjusted EBITDA and maintenance capital expenditures. These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this Presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results. Subject to Change Based on Board Approval This Presentation has not yet been approved by the board of directors of Lanvin Group, and therefore remains subject to revision based on the board’s review and input. Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, PubCo has filed with the SEC a proxy statement that will be distributed to holders of PCAC’s ordinary shares in connection with PCAC’s solicitation of proxies for the vote by PCAC’s stockholders with respect to the Proposed Business Combination and other matters as described in the proxy statement. PCAC will mail a definitive proxy statement, when available, to its stockholders. PCAC and PubCo also will file other documents regarding the proposed business combination with the SEC. INVESTORS, SECURITY HOLDERS, POTENTIAL INVESTORS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PCAC, LANVIN GROUP AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement and the definitive proxy statement, and all other documents filed with the SEC by PCAC (in each case, when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Primavera Capital Acquisition Corporation at 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation PCAC, PubCo and Lanvin Group and their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of PCAC is set forth in PCAC’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. Investors, security holders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of PubCo to be issued in connection with the Proposed Business Combination. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of Lanvin Group, PubCo or PCAC is making an offer of the Securities in any state where the offer is not permitted. Trademarks and Trade Names Lanvin Group and PCAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Lanvin Group, PCAC or any of their affiliates, or an endorsement or sponsorship by or of Lanvin Group, PCAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM or SM symbols, but such references are not intended to indicate, in any way, that Lanvin Group, PCAC, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. 58